FINTECH ACQUISITION CORP. III PARENT CORP.

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

September 22, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Office of Trade & Services

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549-3010

Re:	Registration Statement on Form S-4

File No. 333-240410

Gentlemen/Ladies:

FinTech Acquisition Corp. III Parent Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to Wednesday, September 23, 2020, at 3:00 p.m., or as soon as practicable thereafter. Please notify our counsel, Derick Kauffman, at 215-731-9450 of the time of effectiveness.

Very truly yours,

FINTECH ACQUISITION CORP. III PARENT CORP.

By:	/s/ James J. McEntee, III
James J. McEntee, III President and Chief Financial Officer